February 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attn:	Scott Anderegg

Re:	Cannabis Sativa, Inc.
Registration Statement on Form S-4 as amended
File No. 333-269172

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Cannabis Sativa, Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 11:00 a.m., Eastern Time, on Friday, February 10, 2023, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Gary R. Henrie at (307) 200-9415.

Very truly yours,

CANNABIS SATIVA, INC.

By:	/s/ David Tobias
David Tobias
Chief Executive Officer

cc:	Gary R. Henrie, Esq.